Exhibit 12

WASHINGTON REAL ESTATE INVESTMENT TRUST

Computation of Ratio of Earnings to Fixed Charges

For the Period Ended September 30, 2008

(In thousands)

	Q3 2008	Q3 2007	YTD 2008	YTD 2007
Income from continuing operations	$5,613	$7,772	$8,325	$23,871
Additions:
Fixed charges
Interest expense	17,148	15,824	52,395	45,498
Capitalized interest	441	1,726	1,870	4,629

	17,589	17,550	54,265	50,127
Deductions:
Capitalized interest	(441)	(1,726)	(1,870)	(4,629)

Adjusted earnings	$22,761	$23,596	$60,720	$69,369

Fixed Charges (from above)	$17,589	$17,550	$54,265	$50,127
Ratio of Earnings to Fixed Charges	1.29	1.34	1.12	1.38